IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec H4S 1X9, Canada

September 20, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Jeffrey P. Riedler, Assistant Director
Rose Zukin, Staff Attorney

	Re:	IntelGenx Technologies Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 29, 2011
File No. 000-31187

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 29, 2011, of IntelGenx Technologies Corp. (the “Company”) by letter dated September 14, 2011 to Mr. Paul A. Simmons, the Company’s Chief Financial Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the fiscal year ended December 31, 2010

Business

Product Portfolio, page 5

1.	Comment:

Please revise the proposed disclosure to be included in the Form 10-K/A for the fiscal year ended December 31, 2010 to provide:

Additional information regarding the royalty rate expressed within a ten percent range (for example, “single digits”, “teens”, “twenties”, etc);

Clarification as to whether you may receive additional milestone payments in the future and whether they are related to development or sales events or both; and

To the extent the potential amount of these additional milestone payments is determinable in the aggregate, the potential aggregate additional milestone payments that you could earn in the future.

You state in your supplemental response that you will seek confidential treatment for portions of the license and development agreement. To the extent you request confidential treatment for the royalty rate, please note that we are not requesting you disclose the actual royalty rate you receive, and to the extent you may request confidential treatment related to milestone payments, please note that we are not requesting you disclose the actual amount of discrete milestone payments or the related milestone events.

We will not be in a position to resolve this outstanding comment until we have an opportunity to examine your amended 10-K and your related request for confidential treatment of portions of your agreement with Azur Pharma.

Response:

The Company will revise page 5 of its Form 10-K for the fiscal year ended December 31, 2010 to include the following description of the license and development agreement with Azur Pharma:

“INT0006/2005. On December 10, 2007, we entered into a license and development agreement with Azur Pharma for the development and manufacture of a prenatal vitamin supplement using product specific intellectual property that we developed. Under the terms of the agreement, Azur Pharma has obtained certain exclusive rights to market and sell the product using our proprietary, controlled-release delivery technology in the United States. In exchange for granting Azur Pharma such rights, we will receive an annual single digit percentage royalty of all net sales. The term of the agreement is 15 years from the effective date of May 1, 2007, unless otherwise terminated in the event of, without limitation (i) failure by either us or Azur Pharma to perform our respective obligations under the agreement; (ii) if either party files a petition for bankruptcy or insolvency or otherwise winds up, liquidates or dissolves its business, or (iii) otherwise by mutual consent of the parties. The agreement also contains customary confidentiality, indemnification and intellectual property protection provisions.

The product was launched in the United States during the fourth quarter of 2008 under the brand name Gesticare®. As of December 31, 2010, we have received upfront, milestone and development fees totaling approximately $1.4 million and royalty income totaling approximately $0.5 million. We do not anticipate receiving additional milestone payments under the agreement.”

The Company notes that the staff of the Commission will not be in a position to resolve this outstanding comment until it has an opportunity to examine the amended 10-K and the Company’s related request for confidential treatment of portions of the agreement with Azur Pharma. Accordingly, the Company has filed its amended Form 10-K, and has submitted the request for confidential treatment, on the date hereof.

* * * * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Paul A. Simmons
Paul A. Simmons
Chief Financial Officer